Mail Stop 6010

November 16, 2006

Mr. Norman Meier
President and Chief Executive Officer
Hemis Corporation
Neuhofstrasse 8
8699 Dubendorf, Switzerland

Re: Hemis Corporation
Amendment No. 2 to Form SB-2 Registration Statement
File No. 333-135946

Dear Mr. Meier:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Summary – page 6

Our Business - page 8

1.   Please expand your disclosures to clarify the fair value of the shares issued in connection with the option agreements.

Description of Business – page 33

El Tigre Property - page 48

2.   In the revised disclosure you indicate that the El Tigre property is an "excellent candidate" for "low cost heap leach extraction methods." We understand that a number of governmental bodies have banned the use of these methods due to the environmental damage they cause. Please discuss the environmental consequences and potential costs of employing these methods and indicate whether any federal or state governmental bodies in Mexico have banned or are considering banning the use of these methods. Also, please provide appropriate risk factor disclosure or explain to us why this would not be appropriate.

3.   We note the new reference to a buried "molybdenum porphyry" in the discussion on page 49. Please discuss the significance of this to your planned operations. Currently, there is no disclosure in the document discussing the market for molybdenum, your intention to mine this substance or how mining this substance fits into your plan of operations. Since Dr. Oliver indicates that "additional exploration is warranted for the molybdenum," you need to revise your document to include the appropriate information about this ore. We may have further comment.

Financial Statements

General

4.   Please revise your filing to include updated financial statements and related disclosures through September 30, 2006 as required by Item 310(g) of Regulation S-B.

Summary Financial Information, page 11

5.   It appears that you have not revised your loss per share information presented here and in MD&A on page 50 to exclude the 10,000,000 options outstanding from the denominator of your computation consistent with your response to our previous comment 16. Please revise your loss per share computations throughout your filing to reflect the appropriate amounts and revise the notes to the financial statements to provide the disclosures required by paragraph 40(c) of SFAS 128.

Notes to Consolidated Financial Statements

Note A: Summary of Significant Accounting Policies

Stock Based Compensation, page F-10

6.   We acknowledge your responses to our previous comment 14 and to comments 49 and 53 of our August 18, 2006 letter. It is unclear why you disclose a five-year service period for the options issued to Messrs. Weiss and Meier when the management agreements with these individuals have no specified termination date. Section 7.1 of the management agreement states "Either the Company or the Executive may terminate this Agreement at any time, provided that 14 days' notice has been delivered by the party terminating the Agreement". It appears that the management agreements provide for an exercise period of five years after the date the options are granted but this period appears to be the life of the options and not the relevant service period. Although you indicate in your September 26, 2006 response to our previous comment 53 that the options were subject to forfeiture, it is not evident from the terms of the management agreements. Absent specific reasonable service periods, the vesting period is presumed to be the service period as this is the period in which the optionee must perform to earn the irrevocable right to the award. Please explain to us in detail why you believe a five-year service period is appropriate when your management agreements do not appear to specify a period or revise your accounting and disclosure to record the compensation over the vesting period.

7.   Please revise your disclosure added in response to our previous comment 15 to clearly reference the authoritative guidance you follow and clearly indicate the period over which you which you record compensation and how you determine that period.

*   *   *   *   *

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. We may have additional comments after reviewing your amendment and responses to our comments.

You may contact Mark Brunhofer at 202-551-3638 or Donald Abbott at 202-551-3608 if you have questions regarding comments on the financial statements and related matters. Please contact Mary K. Fraser at 202-551-3609 or me at 202-551-3710 with any other questions.

Regards,

Jeffrey P. Riedler
Assistant Director

Cc: Penny Green, Esq.
          Bacchus Law Group
          1511 West 40th Avenue
          Vancouver, BC V6M 1V7